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                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                                                   CUSIP NUMBER
                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                For Period Ended:  March 31, 1999
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
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* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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FULL NAME OF REGISTRANT

         Dailey International Inc.
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FORMER NAME IF APPLICABLE

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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

         2507 North Frazier, Conroe, Texas 77303
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report of
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to the volatility in the oilfield services industry, the Company has been considering various strategic alternatives to reduce its operating costs and service its debt load, causing a delay in completion of the Company's financial results for the period ended March 31, 1999. Without this information, the Company was unable to finalize its financial and operating data within the required filing deadline without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             John Beard                      (281)              350-3399
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following is an excerpt from the Company's Press Release dated May 17, 1999:

     For the three months ended March 31, 1999, Dailey reported revenues of $28.3 million, a 25 percent decrease over the $38.0 million in revenues recorded for the three month period ended March 31, 1998. Lower oil prices, declining rig counts and decreased drilling activity continued to impact Dailey's revenues along with those of other oilfield services firms.

     EBITDA for the quarter, defined as earnings before interest expense, taxes, depreciation and amortization, non-recurring costs and non-cash compensation, was $3.1 million, compared to EBITDA (before extraordinary item) of $9.1 million for the three months ended March 31, 1998.

     Net loss for the quarter was $12.5 million, or $1.24 basic and diluted loss per share for the quarter, compared to a net loss before extraordinary item of $1.7 million, or $0.18 basic and diluted loss per share reported for the corresponding period in 1998. Weighted average shares outstanding for the first quarter of 1999 were 10,077,321 compared to weighted average shares outstanding of 9,253,598 for the corresponding period last year.


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                         Dailey International, Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:       May 18, 1999                 By:         /s/ AL KITE
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                                                   Al Kite, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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*  Intentional misstatements or omissions of fact constitute Federal Criminal  *
*  Violations (See 18 U.S.C. 1001).                                            *
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).